Filed by Nuveen Build America Bond Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen Build America Bond Opportunity Fund

Commission File No. 811-22425

IMPORTANT SHAREHOLDER INFORMATION

Please vote promptly

Dear Shareholder:

We recently sent you proxy materials concerning an important proposal regarding Nuveen Build America Bond Opportunity Fund (the “Fund”), which will be considered at the annual meeting of shareholders on October 19, 2018 at the offices of Nuveen, 333 West Wacker Drive, Chicago, IL 60606. This letter was sent to you because you held shares in the Fund on the record date and we have not received your vote.

Your vote is critical to this process. Please vote prior to the Annual Meeting on October 19, 2018.

VOTING IS QUICK AND EASY
Read the enclosed materials and vote by one of these four options:

Vote Online Visit the website noted on the enclosed voting instrument and follow the instructions	Vote by Mail Mail your signed voting instrument in the postage-paid envelope	Vote by Phone Call the toll-free number printed on the enclosed voting instrument and follow the automated instructions. Available 7 days a week 24 hours a day.	Speak with a Proxy Specialist Call 1-866-963-5818 with any questions. Specialists can assist with voting. Available Mon-Fri from 9 a.m. – 6 p.m. ET and Sat from 10 a.m. – 6 p.m. ET

Thank you for investing with Nuveen.

Gifford R. Zimmerman

Vice President and Secretary

The Nuveen Closed-End Funds